Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater C-Suite and Senior management changes and appointments

Johannesburg, 29 August 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) notifies stakeholders of changes to C-suite roles and responsibilities and executive management appointments, subsequent to the resignation of Dawie Mostert and the retirement of Wayne Robinson from the Group.

Themba Nkosi has assumed the role of Chief Organisational Growth Officer, and in the interim, will retain the Chief Sustainability Officer responsibilities until a successor has been appointed.

Robert van Niekerk, Chief Technical and Innovation Officer has assumed responsibility for the Australia region and will oversee the ongoing integration of the New Century tailings reprocessing operations and the feasibility study of Mount Lyell.

Kevin Robertson has been promoted to Executive Vice President: US PGM operations. Kevin holds graduate qualifications in Economic Geology, Master of Engineering (Mining) and Engineering Business Management from Universities in South Africa and the United Kingdom and has over 30 years of experience in various roles in the mining industry and since joining Sibanye-Stillwater in 2013, occupying various leadership roles including Senior Vice President (SVP) Technical Services and Organisational Effectiveness at the SA PGM operations, where he led the successful integration of the SA PGM operations, and most recently SVP: Technical Assurance in the Group technical team. Kevin's diverse industry expertise and technical experience will be invaluable to the optimisation of our US PGM operations.

CEO Neal Froneman commenting on the changes and appointments said: "We thank both Dawie and Wayne for their contribution to Sibanye-Stillwater's growth and delivery of shared value and wish them well in their future endeavours. We congratulate Kevin on his new appointment. People are the core of our business to ensure efficient delivery of our strategic priorities and the depth and strength of our leadership bench has ensured a seamless transition".

For full biographies of the senior leadership, please refer to https://www.sibanyestillwater.com/aboutus/leadership/.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
Twitter: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).